SECURITII 02021326 ...ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2002

SEC FILE NUMBER
8- 15264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Select Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Newport Center Drive
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward R. Byrd — (949) 219-3796
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

625 Town Center Drive	Costa Mesa	CA	92626
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Gerald William Robinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Select Distributors, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CONCETTA MILITELLO
Commission # 1245474
Notary Public - California
Orange County
My Comm. Expires Dec 12, 2003

Signature

Chairman & CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pacific Select Distributors, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2001	December 31, 2000
ASSETS		
Cash and cash equivalents	$40,929,874	$35,394,362
Restricted cash	53,154	53,154
Commissions and fees receivable	9,830,911	10,597,583
Other receivables	623,788	2,294,433
Receivables from affiliates, net	408,121	
Investments	3,335,230	2,367,255
Property, net	3,032,981	3,155,757
Goodwill, net of accumulated amortization of $8,056,041 and $7,292,815, respectively	15,587,027	16,350,253
Other assets	2,195,911	2,119,991
TOTAL ASSETS	$75,996,997	$72,332,788
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued liabilities	$10,339,334	$10,894,851
Commissions and fees payable	11,390,401	11,291,266
Payables to affiliates, net		2,000,170
Other liabilities	737,988	1,063,674
Total Liabilities	22,467,723	25,249,961
Commitments and contingencies		
Minority interest	1,034,373	924,021
Stockholder's Equity:		
Common stock - $1 par value; 25,000 shares authorized; 1,000 shares issued and outstanding	1,000	1,000
Paid-in capital	42,756,950	31,556,950
Retained earnings	9,736,951	14,600,856
Total Stockholder's Equity	52,494,901	46,158,806
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$75,996,997	$72,332,788

See Notes to Consolidated Statements of Financial Condition